April 8,2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // CMG Global Equity Fund

Dear Mr. Grzeskiewicz:

On January 18, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the CMG Global Equity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 449 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 5th, you provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

FUND SUMMARY: FEE TABLE

1.

In your response, please confirm that the Fund will not incur any acquired fund fees and expenses ("AFFE").

RESPONSE:

Registrant confirms that it does not expect to incur acquired fund fees and expenses ("AFFE") of greater than 0.01%, and if it does, it will include such AFFE in the Expense Table.

2.

Footnote 2 to the fee table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that it will file the fee waiver and expense reimbursement agreement as an exhibit to the registration statement.  Registrant will revise the prospectus to reflect the fact that the agreement will remain in effect for at least one year from the effective date of the Registration Statement.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

3.

The prospectus states, "The Adviser constructs the Fund's portfolio by using a third party research provider and screening process…"  1) please identify the third party in the prospectus; 2) in your response, please explain why this third party research provider is not a sub-adviser subject to Section 15; and 3) please clarify who compensates the research provider (the Fund, Adviser or sub-adviser)?

RESPONSE:

1.

Absolute Return Partners, LLP (ARP) is the current signal provider.  Registrant does not believe the name of the signal/research provider is required to be disclosed in the prospectus and therefore we do not intend to include that information.

2.

The signal provider is based in the UK and registered with the FSA.   ARP is only providing signals based upon parameters and specifications from CMG and CMG is responsible for all day to day management responsibilities of the Fund and all investment decisions.

3.

CMG will compensate any signal provider from CMG’s management fee.

4.  After a company/ security has survived the Adviser's 8-step screening process, is that company then added to the Fund's portfolio, or does the screening process define the universe of companies in which the Fund may invest?  If the screening process is used to define the universe for stock selection, how is the final selection made by the Adviser?

April 8, 2013

RESPONSE:

In step 5 of the Adviser’s screening and investment process as described in the prospectus, the Adviser actually makes the investment.  This process includes the investment decision and not just defining the universe of eligible securities.  Steps 6, 7 and 8 have to do with portfolio management, reassessment of the quantitative screens for particular holdings and portfolio rebalancing.  The final selection of equities in step 5 will be made by the Adviser based on research received by the signal provider.

5.

Please confirm whether the sub-adviser devises the Fund's hedging scheme after the Fund's portfolio securities have been selected.  Is the sub-adviser involved in the stock selection process?  Does the adviser have any discretion or review over the sub-adviser's hedging strategies?

RESPONSE:

The sub-adviser will determine how to hedge the portfolio based on the historical risk of the portfolio and the ongoing changes and not the specific portfolio securities.  The sub-adviser is not involved in the Adviser’s stock selection process.  Specifically, the sub-adviser looks to identify the source of market risk (beta) in the portfolio  and then hedge with the appropriate equity index futures.  The sub-adviser will be aware of changes to the portfolio, but in practice it is unlikely that the best hedging tool – index will change over time.  For example, if the S&P 500 is the best index to use to hedge market risk during periods of rising downside volatility, it is unlikely to change if replace 5-7 stocks of 50 in the portfolio.  The equity portfolio would have to change significantly for that to happen and the equity selection process is not designed to do that:  its goal is to find stable companies and would like nothing more than to hold them as long as possible.  The Adviser will not preclear or authorize the sub-adviser’s investment strategy, but it will monitor the performance of the sub-adviser and can terminate the sub-adviser if it is not satisfied with the results of its hedging strategies.

April 8, 2013

6.  With regards to the sub-adviser's "active volatility management,"  please confirm that the sub-adviser will utilize derivatives, hedging and short positions and that these are the active constituents of the sub-adviser's active volatility management.  If there are other investment strategies that the sub-adviser may employ as part of its active volatility management, please describe in the prospectus.

RESPONSE:

The sub-adviser does not intend to employ any other investment strategies.  The prospectus currently provides disclosure regarding all constituents of sub-adviser’s active volatility management.  To clarify, the Fund does not currently intend to take short positions in any stock.  However, it may short a futures contract.  At this time the sub-adviser does not anticipate using any other derivatives for hedging purposes, but may adjust that strategy in the future (i.e. new products, contracts that may allow the Fund to better hedge) and the prospectus would be revised accordingly if this were to occur.

7.  Will the Adviser separately employ any hedging techniques..or will hedging be done solely by the sub-adviser as part of its active volatility management?

RESPONSE:

The Adviser does not anticipate using any hedging techniques in addition to or in lieu of the sub-adviser.  The Adviser has chosen the sub-adviser because of its expertise in active volatility management.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS:

8.

Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

April 8, 2013

RESPONSE:

The Registrant believes the present derivatives-related strategy and risk disclosures are consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

9.

The prospectus states that the Fund "seeks to provide long-term total return consistent with global equity indices…"  Here is the Fund referring to any specific global equity indices?  If so, please specify.

RESPONSE:

The equity portfolio is designed to invest in a portfolio of global equities although some global equities may be US listed.  The Fund is not seeking returns consistent with any specific index or indices.  Therefore the reference to “global equity indices” on page 5 has been revised to “global equity markets.”

10.

Please include in this response which global equity index will be used as the benchmark for the Fund.

RESPONSE:

The Adviser believes the MSCI World NR USD Index is the most appropriate benchmark for the Fund and best represents a global equity index.

11.

Please confirm, with respect to disclosure related to the "futures risk" that the responsibility for Fund's use of any futures contracts belongs solely with the sub-adviser.  Will the Adviser be entering into any futures contracts for the Fund?

RESPONSE:

The Adviser does not anticipate entering into any futures contracts for the Fund as part of its principal investment strategy.  Only the sub-adviser will be using futures contracts.

FREQUENT PURCHASES AND REDEMPTIONS:

12.

Please confirm that you believe the disclosure regarding market timing discussed in the Frequent Purchases and Redemptions of Fund Shares Section are described in sufficient specificity, as required under Item 11(e)(4)(iii) of Form N-1A.  Please revise this section if additional specificity is required.

RESPONSE:

Registrant believes it has satisfied the requirements of Item 11(e) of Form N-1A with the required specificity relating to the Trust's market timing policies and procedures.

STATEMENT OF ADDITIONAL INFORMATION:

13.

Please confirm that there is no disclosure in the SAI which would affect Fund performance or is material to an investor's investment decision which should be discussed in prospectus.  Please delete any boilerplate disclosure in the SAI which is not relevant to this Fund.

RESPONSE:

Registrant has reviewed the SAI and confirms disclosure in the SAI is appropriate.

14.  Under the fundamental policies in the Statement of Additional Information, include a policy that states the Fund will not serve as an underwriter for other issuers of securities.

RESPONSE:

The prohibition against serving as an underwriter is already in the SAI.  The following is under "Investment restrictions" in the SAI (emphasis added):

"3.  Purchase securities on margin, participate on a joint or joint and several basis in any securities trading account, or underwrite securities (does not preclude the Fund…"

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

THOMPSON HINE LLP